Exhibit 99.1
T. ROWE PRICE GROUP REPORTS RECORD QUARTERLY RESULTS
Assets Under Management at September 30 Reach $396.8 Billion
BALTIMORE (October 23, 2007) – T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported record quarterly results for the three months ended September 30, 2007, including net revenues of $571 million, net income of nearly $175 million, and diluted earnings per share of $.63, an increase of 37% from $.46 per share in the comparable 2006 quarter. Net revenues in the third quarter of 2006 were $452 million, and net income was $128 million.
Investment advisory revenues were up nearly 29%, or $108 million, from the 2006 third quarter. Record assets under management of $396.8 billion at September 30 are up 4.5% from June 30, 2007. Net cash inflows from investors totaled $7.2 billion while net market appreciation and income added nearly $9.8 billion to assets under management during the quarter.
For the first nine months of 2007, results include net revenues of more than $1.6 billion, net income of almost $480 million, and diluted earnings per share of $1.72 – an increase of more than 25% from $1.37 per share in the comparable 2006 interim period. Assets under management have increased 18.6% or $62.1 billion during the first nine months of 2007. Year-to-date, net cash inflows from investors totaled $24.8 billion and net market appreciation and income added $37.3 billion to assets under management.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States increased to $348 million for the third quarter of 2007, up $77.5 million from the comparable 2006 quarter. Mutual fund assets increased $9.0 billion during the third quarter of 2007, and ended the quarter at $246.3 billion. Market appreciation and income added $5.3 billion to the mutual funds during the quarter, while investors added net inflows of $3.7 billion. Net cash inflows were spread among the funds, with the international and global stock funds adding $1.4 billion, the U.S. stock and blended asset funds adding $1.2 billion, and the bond and money market funds adding $1.1 billion. The New Asia, New Income, Growth Stock, Blue Chip Growth and Equity Index 500 funds each added more than $.5 billion during the quarter.
The series of target-date Retirement Funds, which provide fund shareholders with single, diversified portfolios that invest in underlying T. Rowe Price funds and automatically adjust fund asset allocations as investors age, continue to be a significant source of mutual fund asset growth, increasing 11.5% or $2.8 billion during the third quarter to total $27.1 billion at September 30, 2007. Mutual fund net inflows of $2.2 billion originated in the Retirement Funds during the third quarter of 2007.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored investment funds which are offered to investors outside the U.S., and variable insurance portfolios, were $135 million in the 2007 quarter, an increase of nearly $31 million from the 2006 third quarter. Ending assets in these portfolios were $150.5 billion, up $8.0 billion since June 30. Higher market valuations added nearly $4.5 billion and net cash inflows were $3.5 billion during the third quarter. Investors outside the United States now account for more than 8% of assets under management.
Administrative fees increased $12 million to more than $87 million. The change in these revenues includes $3.1 million from 12b-1 distribution fees received on greater assets under management in the Advisor and R classes of T. Rowe Price mutual fund shares. The balance of the increase is primarily attributable to mutual fund servicing activities and defined contribution plan recordkeeping services for the mutual funds and their investors. Changes in administrative fees are generally offset by similar changes in related operating expenses that are incurred to distribute the Advisor and R class fund shares through third party financial intermediaries and to provide services to the funds and their investors.
Operating expenses were $307 million in the third quarter of 2007, up $57 million from the 2006 third quarter. The largest expense, compensation and related costs, increased $40 million, or almost 24%, over the comparable 2006 quarter, primarily due to higher salaries, bonus compensation accruals and stock-based compensation expense. The firm has increased its staff by 8% since the beginning of 2007, primarily to handle increased volume-related activities and other growth. At September 30, the firm employed 4,984 associates.
Advertising and promotion expenditures vary period-to-period in response to investor interest and were up $1 million in the 2007 quarter from the comparable period last year. The firm expects its advertising and promotion expense for the fourth quarter of 2007 to be up about
$8 million from the comparable 2006 period.
Occupancy and facility costs together with depreciation expense increased $5 million. The operating costs for technology and other equipment, maintenance and other leased facility costs have increased along with the firm’s staff size and business needs.
Other operating expenses were up $11 million, including $3.1 million of higher distribution expenses recognized on greater fund assets under management that are sourced from financial intermediaries, which offsets the same increase in administrative revenues from 12b-1 fees. Additionally, consulting and professional fees, information services, travel, and other costs have risen this year to meet increased business demands.
The third quarter 2007 provision for income taxes as a percentage of pretax income has been recognized using a rate of 37.9% in order that the provision for the first nine months of 2007 reflects a 38.1% rate. This new estimate of our 2007 effective rate is down slightly from the 38.3% rate for the year 2006. We currently estimate that our 2008 effective tax rate will be in the range experienced in 2006 — 2007.

Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with 64% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the one-year period ending September 30, 2007, at least 73% of the funds surpassing their comparable Lipper averages for the three- and five-year periods ending on the same date, and 81% for the ten-year period. In addition, 82 of the T. Rowe Price stock and bond funds across their share classes, which account for almost 69% of stock and bond fund assets under management, ended the third quarter with an overall rating of four or five stars from Morningstar. These four- and five-star-rated investments represent 67.2% of our rated funds and share classes, compared with 32.5% for the overall industry. We continue to receive strong net cash inflows from our clients, reflecting our favorable portfolio performance.
“Our third-quarter performance was achieved during a period of high market volatility. Major U.S. stock indexes again reached new all-time highs in mid-July, then fell sharply through mid-August amid concerns that increasing mortgage defaults and delinquencies, tighter lending conditions, and severely constricted liquidity in the asset-backed commercial paper market would lead to a significant economic slowdown. Stocks rebounded strongly, however, after the Federal Reserve reduced short-term interest rates in September and signaled its continuing readiness to inject additional reserves into the U.S. banking system to boost liquidity and dampen the impact of market disruptions on the economy. For the quarter, major U.S. stock indexes ended mixed, while investment-grade U.S. bonds produced stronger returns. Stocks outside the U.S. and bonds in both developed and emerging markets fared better than their domestic counterparts, as stronger overseas GDP growth and a significantly weaker U.S. dollar increased the value of foreign holdings in dollar terms.
“Looking ahead, despite the recent market turmoil, we remain optimistic about the prospects for stocks over the longer term. We believe that the global economy will continue to grow at a reasonable rate and that the weakness in U.S. housing will continue to work its way through the system. Companies producing stable earnings growth will be afforded higher prices. In our view, this environment should favor our focus on selecting stocks with sound fundamentals and attractive valuations.
“T. Rowe Price’s strong capital position gives us substantial financial flexibility,” Mr. Kennedy added. “In the third quarter, we used our strong cash position to repurchase 2.9 million shares of our common stock. Through the first nine months of the year, we now have expended $256 million to repurchase nearly 5.1 million common shares. T. Rowe Price Group remains debt free and we have cash and corporate investments of $1.7 billion at September 30, 2007.”
In closing, Mr. Kennedy said: “While market conditions significantly influence our firm’s short-term results, T. Rowe Price has achieved success over the long term, and will continue to do so, by providing world-class investment management and service to help our growing number of clients around the world reach their goals. With our customer-focused heritage, a strong balance sheet, diversified investment and distribution capabilities, a solid position within the industry, and a record of attracting and retaining talented and dedicated associates, the outlook for the company remains very strong.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2007 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s Form 10-K and Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2006	9/30/2007	9/30/2006	9/30/2007
Revenues
Investment advisory fees	$375.2	$483.4	$1,098.8	$1,372.5
Administrative fees	75.1	87.4	226.3	257.2
Investment income of savings bank subsidiary	1.4	1.4	3.9	4.4

Total revenues	451.7	572.2	1,329.0	1,634.1
Interest expense on savings bank deposits	1.1	1.2	3.1	3.6

Net revenues	450.6	571.0	1,325.9	1,630.5

Operating expenses
Compensation and related costs	168.8	208.8	494.5	590.0
Advertising and promotion	17.4	18.4	66.5	72.1
Depreciation and amortization of property and equipment	11.0	12.0	33.1	39.7
Occupancy and facility costs	20.8	24.8	60.7	68.9
Other operating expenses	32.0	43.2	99.1	126.0

	250.0	307.2	753.9	896.7

Net operating income	200.6	263.8	572.0	733.8

Other investment income	17.0	17.9	48.4	41.4
Credit facility expenses	—	—	0.3	—

Net non-operating income	17.0	17.9	48.1	41.4

Income before income taxes	217.6	281.7	620.1	775.2
Provision for income taxes	89.3	106.9	239.4	295.3

Net income	$128.3	$174.8	$380.7	$479.9

Earnings per share
Basic	$.49	$.66	$1.44	$1.81

Diluted	$.46	$.63	$1.37	$1.72

Dividends declared per share	$.14	$.17	$.42	$.51

Weighted average shares outstanding	262.3	264.2	263.7	265.1

Weighted average shares outstanding assuming dilution	277.6	278.2	278.4	279.4

	Three months ended		Nine months ended
	9/30/2006	9/30/2007	9/30/2006	9/30/2007
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$231.0	$301.0	$686.0	$854.8
Bond and money market	39.8	47.3	114.1	135.2

	270.8	348.3	800.1	990.0
Other portfolios	104.4	135.1	298.7	382.5

	$375.2	$483.4	$1,098.8	$1,372.5

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$149.0	$195.4	$148.6	$187.1
Bond and money market	35.4	42.5	34.3	40.8

	184.4	237.9	182.9	227.9
Other portfolios	113.5	144.0	108.5	137.6

	$297.9	$381.9	$291.4	$365.5

	12/31/2006	9/30/2007
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$168.5	$202.9
Bond and money market	38.0	43.4

	206.5	246.3
Other portfolios	128.2	150.5

	$334.7	$396.8

Stock and blended asset portfolios	$267.0	$321.2
Fixed income portfolios	67.7	75.6

	$334.7	$396.8

	Nine months ended
	9/30/2006	9/30/2007
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities	$524.3	$687.2
Cash used in investing activities, including ($102.8) for additions to property and equipment and ($162.0) for investments in sponsored mutual funds in 2007	(254.8)	(274.5)
Cash used in financing activities, including common stock repurchases of($256.0) and dividends paid of ($135.4) in 2007	(196.9)	(338.0)

Net increase in cash during the period	$72.6	$74.7

	12/31/2006	9/30/2007
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$773.0	$847.7
Investments in sponsored mutual funds	554.4	780.1
Property and equipment	264.9	331.4
Goodwill and other intangible assets	669.4	668.9
Accounts receivable and other assets	503.6	520.1

Total assets	2,765.3	3,148.2
Total liabilities	338.4	473.7

Stockholders’ equity, 263.9 common shares outstanding in 2007, including net unrealized holding gains of $110.6 in 2007	$2,426.9	$2,674.5